Black Box Corporation
1000 Park Drive
Lawrence, PA 15055
February 7, 2008
Correspondence Filed Via Edgar
Ms. Katherine Wray
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Black Box Corporation SEC Staff Comment Letter dated January 31, 2008
Dear Ms. Wray:
The comment letter referenced above requests a response from Black Box Corporation within 10 business days or to otherwise convey to you when a response will be provided. Black Box Corporation respectfully requests a 10 business day extension to file its response to the comment letter referenced above which will allow adequate time for preparation of a response. Black Box Corporation would plan to file a response by no later than February 29, 2008.
We appreciate the Staff’s consideration of this request. Please contact me at your earliest convenience at 724-873-6925 to advise with respect to the grant of this request or if you have any questions or comments regarding this request.

Very truly yours,

/s/ Michael McAndrew

Michael McAndrew Chief Financial Officer, Treasurer, Secretary and Principle Accounting Officer